UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2025 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

CONTENTS

Changes in Management

On November 5, 2025, the Board of Directors of IceCure Medical Ltd. (the “Company”) approved the promotion of Mr. Shay Levav, who had been serving as the Company’s Vice President of Regulatory and Quality Assurance and Clinical Applications since September 2020, to the position of Chief Operating Officer.

Before joining the Company, Mr. Levav served as a member on the board of directors of Applied Spectral Imaging from December 2018 to August 2020 and as its quality and regulatory affairs manager since January 2015 to December 2018. He has also served as commercialization business manager of Carestream Health Inc. from 2012 to 2015, as its operations quality manager since 2001 to 2012, and service engineer since 2000 to 2001. Mr. Levav holds a B.A. from the Ruppin Academy Center, Israel.

Press Release

On November 10, 2025, the Company issued a press release titled “IceCure Promotes Shay Levav to Chief Operating Officer as Company Ramps up for Increased Commercial Traction,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The press release attached herewith as Exhibit 99.1 (excluding the second paragraph thereof) is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660, 333-267272 and 333-290046) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated November 10, 2025 titled “IceCure Promotes Shay Levav to Chief Operating Officer as Company Ramps up for Increased Commercial Traction”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: November 10, 2025	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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